UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Dorian LPG Ltd.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

Y2106R110
(CUSIP Number)

John C. Hadjipateras c/o Dorian LPG (USA) LLC 27 Signal Road Stamford, CT 06902 Tel: (203) 674-9900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 23, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1
(f) or Rule 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.
_____________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No.	Y2106R110

1.	Names of Reporting Persons

John C. Hadjipateras

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [_]
(b) [_]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

PF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[_]

6.	Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

1,873,157

	8.	Shared Voting Power

2,886,637(1)(2)(3)

	9.	Sole Dispositive Power

1,873,157

	10.	Shared Dispositive Power

178,080(1)(3)

11.	Aggregate Amount Beneficially Owned By Each Reporting Person

4,759,794(1)(2)(3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]

13.	Percent of Class Represented by Amount in Row (11)

11.6%

14.	Type of Reporting Person (See Instructions)

IN
_____________
(1)
Includes 26,166 Common Shares of Dorian LPG Ltd. that John C. Hadjipateras may be deemed to beneficially own by virtue of pledges of such Common Shares given under funding and security agreements with each of Theodore B. Young and Alexander J. Ciaputa. See Item 3 and Item 6.

(2)
Includes 2,708,557 Common Shares of Dorian LPG Ltd. that John C. Hadjipateras may be deemed to beneficially own by virtue of a revocable proxy granted to John C. Hadjipateras by each of Mark C. Hadjipateras, Angeliki C. Hadjipateras, Aikaterini C. Hadjipateras, Konstantinos Markakis, Scott M. Sambur, as Trustee of the Kyveli Trust, and George J. Dambassis, pursuant to which John C. Hadjipateras may be deemed to share the power to vote such Common Shares. See Item 3 and Item 6.

(3)
Includes 125,000 Common Shares owned by John C. Hadjipateras' spouse, 6,250 Common Shares owned by children of John C. Hadjipateras, and 20,664 Common Shares owned by the LMG Trust (John C. Hadjipateras and his spouse are trustees of the LMG Trust and the beneficiary of the LMG Trust is one of their children), and in each case John C. Hadjipateras may be deemed to share the power to vote and dispose of such Common Shares. See Item 3.

Schedule 13D

CUSIP No.	Y2106R110

AMENDMENT NO. 7 TO SCHEDULE 13D
This Amendment No. 7 to Schedule 13D (this "Amendment No. 7") amends and restates in its entirety the Schedule 13D filed on January 4, 2016 (the "Original Schedule 13D"). This Amendment No. 7 is being filed to report the Reporting Person's (as defined below) entry into the June 2021 Prepaid Forward Contract (as defined below).
ITEM 1. Security and Issuer.
This Schedule 13D relates to the Common Shares, par value $0.01 per share (the "Common Shares") of Dorian LPG Ltd., a Marshall Islands corporation (the "Issuer"), whose principal executive offices are located at 27 Signal Road, Stamford, Connecticut 06902.
ITEM 2. Identity and Background.
(a) – (c), (f) This Schedule 13D is being filed by John C. Hadjipateras, a United States citizen (the "Reporting Person"). The Reporting Person's business address is c/o Dorian LPG (USA) LLC, 27 Signal Road, Stamford, CT 06902. The Reporting Person is the Chief Executive Officer, President and Chairman of the Board of Directors of the Issuer.
(d) – (e) The Reporting Person has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
ITEM 3. Source and Amount of Funds or Other Consideration.
On July 29, 2013, Theodore B. Young and Alexander J. Ciaputa (each an "Employee Shareholder" and collectively, the "Employee Shareholders") entered into separate non-negotiable promissory notes and funding and security agreements (collectively, the "Lending and Security Agreements") with the Reporting Person. Pursuant to the Lending and Security Agreements, the Reporting Person lent an aggregate of $352,408 to the Employee Shareholders to purchase an aggregate of 26,166 Common Shares (as adjusted to reflect the one-for-five reverse stock split effected by the Issuer on April 25, 2014) (the "Employee Shares") and the Employee Shareholders pledged the Employee Shares to the Reporting Person as security for the loans.
On December 22, 2015, as part of a pro rata distribution by Astromar LLC to its members, the Reporting Person received 1,540,155 Common Shares over which he has sole dispositive and voting power. No consideration was paid as part of the distribution. The other 631,403 Common Shares to which the Reporting Person has sole dispositive and voting power were acquired with cash on hand and through awards of restricted stock from the Issuer.

In addition, on December 22, 2015, Mark C. Hadjipateras, Angeliki C. Hadjipateras, Aikaterini C. Hadjipateras, Konstantinos Markakis, Scott M. Sambur, as Trustee of the Kyveli Trust, and George J. Dambassis (each a "Proxy Shareholder" and collectively, the "Proxy Shareholders"), who together are record holders of an aggregate 2,708,557 Common Shares (the "Proxy Shares"), each entered into a separate revocable proxy (each a "Shareholder Proxy" and collectively, the "Shareholder Proxies") appointing the Reporting Person, with respect to the Proxy Shares, as such Proxy Shareholder's proxy, attorney, and agent with full power and authority, at any meeting of shareholders of the Issuer, whether attending in person or by proxy, and on every action or written consent of shareholders of the Issuer, to vote and act for and in such Proxy Shareholder's name, place and stead. No consideration was paid by the Reporting Person in connection with each Shareholder Proxy.
On December 22, 2015, Olympia Kedrou and Chrysanthi Xyla (each a "KX Proxy Shareholder" and collectively, the "KX Proxy Shareholders"), who together were record holders of an aggregate 886,756  Common Shares (the "KX Proxy Shares"), also each entered into a separate revocable proxy (each a "KX Shareholder Proxy") appointing the Reporting Person, with respect to the KX Shares, as each such KX Proxy Shareholder's proxy, attorney, and agent with full power and authority, at any meeting of shareholders of the Issuer, whether attending in person or by proxy, and on every action or written consent of shareholders of the Issuer, to vote and act for and in such  KX Proxy Shareholder's name, place and stead. No consideration was paid by the Reporting Person in connection with each KX Shareholder Proxy. It has come to the attention of the Reporting Person that Olympia Kedrou and Chrysanthi Xyla passed away and the KX Proxy Shares are in the process of being transferred to their respective heirs.  As a result, the Reporting Person is no longer the proxyholder for the KX Proxy Shareholders and is no longer deemed to beneficially own the KX Proxy Shares.  The Reporting Person's beneficial ownership has been reduced accordingly.
The Lending and Security Agreements and the Shareholder Proxies are incorporated by reference in this filing in Exhibit A and Exhibit B, respectively, and any references to or descriptions of the Lending and Security Agreements and the Shareholder Proxies are qualified in their entirety by reference to the full text of the Lending and Security Agreements and the Shareholder Proxies, respectively.
ITEM 4. Purpose of Transaction.
(a) - (j). The Common Shares that the Reporting Person may be deemed to beneficially own are held for investment or other purposes, but as the Chief Executive Officer, President and Chairman of the Board of Directors of the Issuer, the Reporting Person controls the management and policies of the Issuer. In the future, the Reporting Person may be involved in and may plan for his involvement in any or all of the following:
1.	The acquisition of additional Common Shares of the Issuer or the disposition of Common Shares of the Issuer;
2.	Any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
3.	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
4.	Any material change in the present capitalization or dividend policy of the Issuer;
5.	Any other material change in the Issuer's business or corporate structure;
6.	Changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
7.
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

8.	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; and
9.	Any action similar to those enumerated above.

Any future decision of the Reporting Person to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other factors deemed relevant.

ITEM 5. Interest in Securities of the Issuer.
(a) – (b) Based on information provided by the Issuer, the Issuer had 41,086,069 Common Shares outstanding as of the date hereof. Based upon the foregoing, as of the date hereof, the Reporting Person may be deemed to beneficially own 4,759,794 Common Shares representing 11.6% of the total outstanding Common Shares, further as set forth below:
Name	Voting		Dispositive
	Sole	Shared	Sole	Shared
John C. Hadjipateras	1,873,157	2,886,637(1)(2)(3)	1,873,157	178,080(1)(3)

_______________________
(1)	Includes the Employee Shares that the Reporting Person may be deemed to beneficially own by virtue of the Lending and Security Agreements. See Item 3, Item 6, and Exhibit A.
(2)
Includes the Proxy Shares that the Reporting Person may be deemed to beneficially own by virtue of a revocable proxy granted to the Reporting Person by each Proxy Shareholder, pursuant to which the Reporting Person may be deemed to share the power to vote the Proxy Shares. See Item 3, Item 6 and Exhibit B.

(3)
Includes certain Common Shares held by the Reporting Person's spouse, children, and the LMG Trust that the Reporting Person may be deemed to share the power to vote and dispose of such Common Shares. See Item 3.

(c) On June 23, 2021, the Reporting Person entered into a master confirmation in respect of the June 2021 Prepaid Forward Contract. For more information on the terms of the June 2021 Prepaid Forward Contract, please see Item 6 below.
(d) The Employee Shareholders have the right to receive dividends (other than stock or liquidating dividends) with respect to the Employee Shares under the Lending and Security Agreements except in the event of Default (as defined therein). The Proxy Shareholders have the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the Proxy Shares.
(e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
On July 29, 2013, each Employee Shareholder entered into the Lending and Security Agreements with the Reporting Person. Pursuant to the Lending and Security Agreements, the Reporting Person lent an aggregate of $352,408 to the Employee Shareholders to purchase the Employee Shares and the Employee Shareholders pledged the Employee Shares to the Reporting Person as security for the loans. The Employee Shareholders retain the right to instruct the Reporting Person as to the exercise of all voting and/or consensual powers with respect to the Employee Shares and receive and retain all dividends (other than stock and liquidating dividends) with respect to the Employee Shares, except, in each case, in the event of a Default as defined in the Lending and Security Agreements. For more information, see Item 3 and Exhibit A.
On December 22, 2015, each Proxy Shareholder entered into a Shareholder Proxy appointing the Reporting Person, with respect to the Proxy Shares, as such Proxy Shareholder's proxy, attorney, and agent with full power and authority, at any meeting of shareholders of the Issuer, whether attending in person or by proxy, and on every action or written consent of shareholders of the Issuer, to vote and act for and in such Proxy Shareholder's name, place and stead. No consideration was paid by the Reporting Person in connection with the Shareholder Proxies. For more information, see Item 3 and Exhibit B.
On June 17, 2020, the Reporting Person entered into a securities lending agreement, pursuant to which the Reporting Person loaned a related party up to approximately $400,000 of shares of the Issuer's Common Stock, which shall be delivered from time to time as agreed between the Reporting Person and the related party. The Reporting Person has the right to demand return of such shares upon five (5) days' notice.
On February 23, 2021, the reporting person entered into a master confirmation in respect of a prepaid variable forward sale contract with an unaffiliated party (the "February 2021 Prepaid Forward Contract") with an unaffiliated bank (the "Bank") relating to 400,000 shares of the Issuer's Common Stock and obligating the reporting person to deliver to the Bank up to 400,000 Common Shares of the Issuer (or, at the reporting person's election, under certain circumstances, an equivalent amount of cash) to settle the February 2021 Prepaid Forward Contract.
In exchange for entering into the February 2021 Prepaid Forward Contract and assuming the obligations thereunder, the reporting person received a cash payment of $4,212,520.00. The reporting person pledged 400,000 Common Shares (the "February 2021 Prepaid Forward Contract Pledged Shares") to secure his obligations under the February 2021 Prepaid Forward Contract, and retained voting and dividend rights in the February 2021 Prepaid Forward Contract Pledged Shares during the term of the pledge (and thereafter if the reporting person settles the February 2021 Prepaid Forward Contract in cash).
Under the February 2021 Prepaid Forward Contract, on each of the five settlement dates in February and March of 2022 the reporting person will be obligated to deliver to the Bank a number of shares of the Issuer's Common Stock determined as follows (or, under certain circumstances, at the reporting person's election, he may pay an equivalent amount in cash): (a) if the closing price of the Issuer's Common Stock on the related valuation date (the "February 2021 Prepaid Forward Contract Settlement Price") is less than or equal to $11.0500 (the "February 2021 Prepaid Forward Contract Floor Price"), the reporting person will deliver to the Bank 80,000 shares (i.e., the ratable portion of the February 2021 Prepaid Forward Contract Pledged Shares to be delivered with respect to each settlement date); (b) if the February 2021 Prepaid Forward Contract Settlement Price is between the February 2021 Prepaid Forward Contract Floor Price and $15.6000 (the "February 2021 Prepaid Forward Contract Cap Price"), the reporting person will deliver to the Bank a number of shares of the Issuer's Common Stock equal to 80,000 shares multiplied by a fraction, the numerator of which is the February 2021 Prepaid Forward Contract Floor Price and the denominator of which is the February 2021 Prepaid Forward Contract Settlement Price; and (c) if the February 2021 Prepaid Forward Contract Settlement Price is greater than the February 2021 Prepaid Forward Contract Cap Price, the reporting person will deliver to the Bank the number of shares of the Issuer's Common Stock equal to the product of (i) 80,000 shares and (ii) a fraction (a) the numerator of which is the sum of (x) the February 2021 Prepaid Forward Contract Floor Price and (y) the February 2021 Prepaid Forward Contract Settlement Price minus the February 2021 Prepaid Forward Contract Cap Price, and (b) the denominator of which is the February 2021 Prepaid Forward Contract Settlement Price.

On April 7, 2021, the reporting person entered into a master confirmation in respect of a prepaid variable forward sale contract with the Bank (the "April 2021 Prepaid Forward Contract") relating to 400,000 shares of the Issuer's Common Stock and obligating the reporting person to deliver to the Bank up to 400,000 Common Shares of the Issuer (or, at the reporting person's election, under certain circumstances, an equivalent amount of cash) to settle the April 2021 Prepaid Forward Contract.
In exchange for entering into the April 2021 Prepaid Forward Contract and assuming the obligations thereunder, the reporting person received a cash payment of $4,059,120.00. The reporting person pledged 400,000 Common Shares (the "April 2021 Prepaid Forward Contract Pledged Shares") to secure his obligations under the April 2021 Prepaid Forward Contract, and retained voting and dividend rights in the April 2021 Prepaid Forward Contract Pledged Shares during the term of the pledge (and thereafter if the reporting person settles the April 2021 Prepaid Forward Contract in cash).
Under the April 2021 Prepaid Forward Contract, on each of the five settlement dates in March and April of 2022 the reporting person will be obligated to deliver to the Bank a number of shares of the Issuer's Common Stock determined as follows (or, under certain circumstances, at the reporting person's election, he may pay an equivalent amount in cash): (a) if the closing price of the Issuer's Common Stock on the related valuation date (the "April 2021 Prepaid Forward Contract Settlement Price") is less than or equal to $10.6845 (the "April 2021 Prepaid Forward Contract Floor Price"), the reporting person will deliver to the Bank 80,000 shares (i.e., the ratable portion of the April 2021 Prepaid Forward Contract Pledged Shares to be delivered with respect to each settlement date); (b) if the April 2021 Prepaid Forward Contract Settlement Price is between the April 2021 Prepaid Forward Contract Floor Price and $15.0840 (the "April 2021 Prepaid Forward Contract Cap Price"), the reporting person will deliver to the Bank a number of shares of the Issuer's Common Stock equal to 80,000 shares multiplied by a fraction, the numerator of which is the April 2021 Prepaid Forward Contract Floor Price and the denominator of which is the April 2021 Prepaid Forward Contract Settlement Price; and (c) if the April 2021 Prepaid Forward Contract Settlement Price is greater than the April 2021 Prepaid Forward Contract Cap Price, the reporting person will deliver to the Bank the number of shares of the Issuer's Common Stock equal to the product of (i) 80,000 shares and (ii) a fraction (a) the numerator of which is the sum of (x) the April 2021 Prepaid Forward Contract Floor Price and (y) the April 2021 Prepaid Forward Contract Settlement Price minus the April 2021 Prepaid Forward Contract Cap Price, and (b) the denominator of which is the April 2021 Prepaid Forward Contract Settlement Price.
On June 23, 2021, the reporting person entered into a master confirmation in respect of a prepaid variable forward sale contract with the Bank (the "June 2021 Prepaid Forward Contract") relating to 400,000 shares of the Issuer's Common Stock and obligating the reporting person to deliver to the Bank up to 400,000 Common Shares of the Issuer (or, at the reporting person's election, under certain circumstances, an equivalent amount of cash) to settle the June 2021 Prepaid Forward Contract.
In exchange for entering into the June 2021 Prepaid Forward Contract and assuming the obligations thereunder, the reporting person received a cash payment of $4,560,960.00. The reporting person pledged 400,000 Common Shares (the "June 2021 Prepaid Forward Contract Pledged Shares") to secure his obligations under the June 2021 Prepaid Forward Contract, and retained voting and dividend rights in the June 2021 Prepaid Forward Contract Pledged Shares during the term of the pledge (and thereafter if the reporting person settles the June 2021 Prepaid Forward Contract in cash).

Under the June 2021 Prepaid Forward Contract, on each of the five settlement dates in June of 2022 the reporting person will be obligated to deliver to the Bank a number of shares of the Issuer's Common Stock determined as follows (or, under certain circumstances, at the reporting person's election, he may pay an equivalent amount in cash): (a) if the closing price of the Issuer's Common Stock on the related valuation date (the "June 2021 Prepaid Forward Contract Settlement Price") is less than or equal to $12.0190 (the "June 2021 Prepaid Forward Contract Floor Price"), the reporting person will deliver to the Bank 80,000 shares (i.e., the ratable portion of the June 2021 Prepaid Forward Contract Pledged Shares to be delivered with respect to each settlement date); (b) if the June 2021 Prepaid Forward Contract Settlement Price is between the June 2021 Prepaid Forward Contract Floor Price and $16.9680 (the "June 2021 Prepaid Forward Contract Cap Price"), the reporting person will deliver to the Bank a number of shares of the Issuer's Common Stock equal to 80,000 shares multiplied by a fraction, the numerator of which is the June 2021 Prepaid Forward Contract Floor Price and the denominator of which is the June 2021 Prepaid Forward Contract Settlement Price; and (c) if the June 2021 Prepaid Forward Contract Settlement Price is greater than the June 2021 Prepaid Forward Contract Cap Price, the reporting person will deliver to the Bank the number of shares of the Issuer's Common Stock equal to the product of (i) 80,000 shares and (ii) a fraction (a) the numerator of which is the sum of (x) the June 2021 Prepaid Forward Contract Floor Price and (y) the June 2021 Prepaid Forward Contract Settlement Price minus the June 2021 Prepaid Forward Contract Cap Price, and (b) the denominator of which is the June 2021 Prepaid Forward Contract Settlement Price.
ITEM 7. Material to be Filed as Exhibits.
Exhibit A	The Lending and Security Agreements, each dated July 29, 2013 (incorporated by reference to Exhibit A of Amendment No. 1 to the Original Schedule 13D)

Exhibit B	Shareholder Proxies, each dated December 22, 2015 (incorporated by reference to Exhibit A of the Original Schedule 13D)

Signature
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 25, 2021

BY:	/s/ John C. Hadjipateras
John C. Hadjipateras*

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* The Reporting Person disclaims beneficial ownership except to the extent of his pecuniary interest therein.